Exhibit 2

Press Release of January 25, 2005

PRESS RELEASE	Trades under the symbol (TSX): PJC.SV.A

ECKERD INTEGRATION IS ON SCHEDULE AND THE US NETWORK CONTRIBUTED TO
SECOND QUARTER GROWTH

Longueuil, January 25, 2005 - The Jean Coutu Group (PJC) Inc. (“PJC” or the “Company”) reported its second quarter 2004-2005 financial results today. For the first time, these quarterly results include the operations of Eckerd drugstores for the full 13 weeks ended November 27, 2004. As a result, revenues grew by 256% during the second quarter.

SUMMARY OF RESULTS

(in thousands of US dollars except per share amounts)

	Q2/2005	Q2/2004	First half 2005	First half 2004

Revenues	2,696,877	757,633	4,033,544	1,475,491

Operating income before amortization (“OIBA”)
	117,059	60,679	178,987	120,751

Net earnings (loss)	(3,994)	32,506	18,308	64,044

Earnings (loss) per share	$(0.02)	$0.14	$0.07	$0.28

Earnings per share before unrealized losses on financing activities	$0.06	$0.14	$0.15	$0.28

HIGHLIGHTS

•                  Net earnings before unrealized losses on financing activities were $14.8 million ($0.06 per share).

•                  The Company had to bear the cost of running several head office infrastructures.  The Eckerd integration is on schedule and the Brooks - Eckerd network is now in operational and selling mode.

•                  The second quarter results reflect the operations of Eckerd drugstores for 13 weeks. First half results reflect 17 weeks of Eckerd operations.

•                  During the second quarter, the Company recorded a $19.7 million ($0.08 per share), unrealized foreign exchange loss on monetary items related to the Eckerd acquisition. The Company is in the process of reviewing these arrangements and their documentation in order to ensure that they are properly hedged against future foreign exchange risk.

“The Jean Coutu Group made good progress this quarter. We are pleased with the growth of our existing operations while the integration of the Eckerd drugstore network is on schedule,” said François J. Coutu, President and Chief Executive Officer. “The second quarter results of our Canadian and American operations were satisfactory. We completed the first full quarter of operations of the Eckerd drugstores while having to bear the costs of running several head office infrastructures during the integration.  The Brooks - Eckerd network is now in operational and selling mode. We are now in a position to begin to capture the Eckerd integration cost savings while we continue to improve the performance of our US network of drugstores. At the same time we will continue to build on the strong base of our Canadian network.”

Net earnings

For the second quarter, the net loss was $4.0 million ($0.02 per share) compared with net earnings of $32.5 million ($0.14 per share) for the second quarter of the previous fiscal year. There was an unrealized foreign exchange loss on monetary items of $19.7 million ($0.08 per share) recorded during the current quarter. The Company is in the process of reviewing these arrangements and their documentation in order to ensure that they are properly hedged against future foreign exchange risk. Net earnings before unrealized losses on financing activities were $14.8 million ($0.06 per share). The Company operated its acquired Eckerd drugstores for the full second quarter, resulting in substantial increases in revenues, cost of goods sold and operating expenses.

First half net earnings before unrealized losses on financing activities were $39.0 million ($0.15 per share) compared to $64.0 million ($0.28 per share) for the corresponding period last year. The unrealized foreign exchange loss on monetary items for the first half was $20.1 million ($0.08 per share).

Revenues

The revenues of PJC’s Canadian operations for the second quarter reached $365.7 million compared with $317.5 million for the second quarter of the 2003-2004 fiscal year, an increase of $48.2 million or 15.2% (7.9% in local currency).

Our American operations generated revenues of $2.331 billion, an increase of $1.891 billion or 429.7% over the second quarter of the previous fiscal year. The substantial increase is attributable to the Company operating its acquired Eckerd drugstores for the full 13 weeks of the second quarter.

First half revenues increased by $2.558 billion or 173.3% to $4.034 billion from $1.475 billion a year ago.

Retail sales

In the second quarter, the Company’s Canadian franchise network showed a 6.6% increase in sales. The American corporate pharmacy network posted retail sales of $2.327 billion, up 429.8% when compared with the same quarter of the 2003-2004 fiscal year.

In terms of comparable stores, the Canadian network’s retail sales were up 6.1%. In the United States, also in terms of comparable stores, retail sales rose by 3.5% compared with the same quarter last year. This measure does not include same-store sales for the acquired Eckerd drugstores, which will be included in same-store sales in August 2005.

The Jean Coutu Group’s Canadian franchise network recorded a 6.7% increase in first half retail sales. The American corporate pharmacy network posted retail sales of $3.350 billion, up 281.6% when compared with the first half of the 2003-2004 fiscal year.

OIBA

In the second quarter, Operating income before amortization (“OIBA”) amounted to $117.1 million against $60.7 million for the corresponding quarter last year.

OIBA for the 26-weeks ended November 27, 2004 improved to $179.0 million against $120.8 million for the corresponding period last year.

Store network development

During the second quarter, 38 drugstores were opened, twenty of which were relocations and two drugstores were closed. At quarter-end, there were 2,225 stores in the system, comprised of 321 Canadian PAC stores, and 1,569 Eckerd and 335 Brooks stores in the United States.

Presentation of financial statements

As previously announced, PJC changed its reporting currency to US dollars to reflect the fact that most of its activities are conducted in the United States following the acquisition of Eckerd drugstores. Our US dollar reporting currency ensures that our financial statements more accurately reflect the Company’s true operating results and financial position.

Outlook

The Company operates its Canadian and US network with a focus on sales growth, network renovation, relocation and expansion projects and operating efficiency. The Company has completed several aspects of the Eckerd integration which was focused on three principal areas:

•                 Reduction of support functions

Head and field office head count reductions are substantially complete and productivity will be enhanced. The Company will continue to move toward the right sized support structure which should be completed by June 2005. At the same time, efforts are being made to optimize supply chain efficiency.

•                 Operational improvements

The Company has implemented plans, processes and deployed people to reduce inventory shrink, optimize marketing revenues and expenses, increase store labour efficiency and eliminate non-productive contracts.

•                 Growth initiatives

Initiatives have been taken, and will continue to be implemented to improve merchandising mix, extend store hours, improve customer service, expand private label sales and improve pricing.

The Brooks - Eckerd network is now in operational and selling mode.  The Company is now in a position to begin to capture the Eckerd integration cost savings while we continue to improve the performance of our US network of drugstores. At the same time we will continue to build on the strong base of our Canadian network.

The Company’s target is to reduce leverage (Funded debt/OIBA) to less than 3.5x within 24 months after the closing of the Eckerd acquisition (July 31, 2004) and to less than 2.0x within 48 months.

The Eckerd acquisition is expected to impact net earnings in fiscal 2005 because the transaction closed 45 days later than expected. As a result, a portion of the integration savings has been pushed into fiscal 2006.

Dividend

The Board of Directors of The Jean Coutu Group declared a quarterly dividend of C$0.03 per share. This dividend is payable on February 24, 2005 to all holders of Class A Subordinate Voting shares and holders of Class B shares listed in the Company’s shareholder ledger as of February 10, 2005.

Conference call

Financial analysts are invited to attend the Second Quarter Results conference call to be held on Tuesday, January 25, 2005 at 9:00 AM Eastern Time. The toll free call-in number is 1-800-387-6216. Media and other interested individuals are invited to listen to the live or deferred broadcast on The Jean Coutu Group corporate Web site at www.jeancoutu.com. A full replay will also be available by dialing 1-800-408-3053 Code 3127132 (pound sign) until February 25, 2005.

Supporting documentation (financial statements, management’s discussion and analysis, additional information and investor presentation) is available at www.jeancoutu.com using the Investors link. Our filings may be accessed using the following links to the www.sedar.com (Canada) and www.sec.gov (United States) websites.

About The Jean Coutu Group

The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The Company and its combined network of 2,225 corporate and affiliated drugstores (under the banners of Eckerd, Brooks, PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) employ more than 60,000 people.

The Jean Coutu Group’s United States operations employ over 46,000 persons and comprise 1,904 corporate owned stores located in 18 states of the Northeastern, mid-Atlantic and Southeastern United States. The Jean Coutu Group’s Canadian operations and drugstores affiliated to its network employ over 14,000 people and comprise 321 PJC Jean Coutufranchised stores in Quebec, New Brunswick and Ontario.

Certain statements in this press release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the United States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, changes in foreign currency valuations, our ability to effectively compete and changes in competition or other trends in the industries in which we compete and other factors. The Company disclaims any intention or obligation to update or revise any forward-looking information contained in its communications, whether as a result of new information, future events or otherwise.

This press release also contains certain non-GAAP financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the “additional information” section, which is attached to the Company’s financial statements.

Source:	André Belzile
Senior Vice-President Finance and Corporate Affairs
The Jean Coutu Group (PJC) Inc.
(450) 646-9760

Information:	Michael Murray
Director, Investor Relations
The Jean Coutu Group (PJC) Inc.
(450) 646-9760

Hélène Bisson
Media and Public Relations
(514) 842-8860, ext. 343

THE JEAN COUTU GROUP (PJC) INC.

Unaudited consolidated statements of income

(in thousands of US dollars except for per share amounts)

	Thirteen weeks ended November 27, 2004	Three months ended November 30, 2003	Twenty-six weeks ended November 27, 2004	Six months ended November 30, 2003
	$	$ (restated)	$	$ (restated)

Sales	2,653,312	721,257	3,951,547	1,401,053
Other revenues	43,565	36,376	81,997	74,438
	2,696,877	757,633	4,033,544	1,475,491
Operating expenses
Cost of goods sold	2,047,610	587,032	3,073,806	1,136,663
General and operating expenses	533,111	110,744	782,477	219,696
Amortization	55,591	9,321	80,886	18,411
	2,636,312	707,097	3,937,169	1,374,770
Operating income	60,565	50,536	96,375	100,721
Interest on long-term debt	44,826	2,876	59,849	6,055
Unrealized loss (gain) on derivative financial instruments	(1,350)	—	884	—
Unrealized foreign exchange loss on monetary items	19,746	—	20,100	—
Other financing expenses, net	822	446	920	1,374
	64,044	3,322	81,753	7,429
Earnings (loss) before income taxes	(3,479)	47,214	14,622	93,292
Income taxes	515	14,708	(3,686)	29,248
Net earnings (loss)	(3,994)	32,506	18,308	64,044

Earnings (loss) per share (Note 3)
Basic	(0.02)	0.14	0.07	0.28
Diluted	(0.02)	0.14	0.07	0.28

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements

THE JEAN COUTU GROUP (PJC) INC.

Unaudited consolidated statements of retained earnings

(in thousands of US dollars)

	Thirteen weeks ended November 27, 2004	Three months ended November 30, 2003	Twenty-six weeks ended November 27, 2004	Six months ended November 30, 2003
	$	$ (restated)	$	$ (restated)
Balance, beginning of period
As previously reported	724,877	628,909	709,419	602,093
Restatement related to changes in accounting policies (Note 2)	—	(6,135)	(867)	(5,945)
Restated balance	724,877	622,774	708,552	596,148

Net earnings (loss)	(3,994)	32,506	18,308	64,044

Dividends	6,567	5,133	12,544	10,045
Balance, end of period	714,316	650,147	714,316	650,147

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements

THE JEAN COUTU GROUP (PJC) INC.

Consolidated balance sheets

(in thousands of US dollars)

	As at November 27, 2004	As at May 31, 2004
	$ (unaudited)	$ (audited) (restated)
Assets
Current assets
Cash	178,157	14,554
Accounts receivable	539,804	199,516
Inventories	1,686,010	391,916
Prepaid expenses and other current assets	53,437	22,455
	2,457,408	628,441
Investments	23,028	21,298
Capital assets	1,559,462	544,174
Intangible assets	756,079	19,277
Goodwill	702,420	95,330
Other long-term assets	124,349	35,234
	5,622,746	1,343,754

Liabilities
Current liabilities
Bank loans	—	15,000
Accounts payable and accrued liabilities	1,016,907	231,306
Income taxes payable	9,345	42,004
Future income taxes	92,447	—
Current portion of long term debt	44,761	22,566
	1,163,460	310,876
Long-term debt	2,540,955	169,609
Other long-term liabilities (Note 4)	532,457	9,826
	4,236,872	490,311

Guarantees and commitments (Notes 7 and 9)

Shareholders’ equity
Capital stock (Note 5)	575,827	144,996
Contributed surplus	402	188
Retained earnings	714,316	708,552
Foreign currency translation adjustments	95,329	(293)
	1,385,874	853,443
	5,622,746	1,343,754

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements

THE JEAN COUTU GROUP (PJC) INC.

Unaudited consolidated statements of cash flows

(in thousands of US dollars)

	Thirteen weeks ended November 27, 2004	Three months ended November 30, 2003	Twenty-six weeks ended November 27, 2004	Six months ended November 30, 2003
	$	$ (restated)	$	$ (restated)
Operating activities
Net earnings (loss)	(3,994)	32,506	18,308	64,044
Items not affecting cash
Amortization	55,591	9,321	80,886	18,411
Amortization of incentives paid to franchisees	903	822	1,726	1,619
Amortization of deferred financing fees	2,999	285	4,431	571
Loss on disposal of assets	51	46	27	64
Unrealized loss (gain) on derivative financial instruments	(1,350)	—	884	—
Unrealized foreign exchange loss on monetary items	19,746	—	20,100	—
Future income taxes	3,819	(3,977)	(2,093)	(7,671)
Stock-based compensation	126	—	214	—
Share in income of companies subject to significant influence	(92)	(6)	51	18
	77,799	38,997	124,534	77,056
Net changes in non-cash asset and liability items	61,319	34,928	(77,494)	18,672
	139,118	73,925	47,040	95,728

Investing activities
Business acquisitions (Note 9)	(4,879)	(3,910)	(2,519,400)	(3,910)
Investments	(3,813)	2,541	1,461	(4,548)
Purchase of capital assets	(53,541)	(21,704)	(74,094)	(38,315)
Proceeds from the disposal of capital assets	4,002	306	4,404	564
Intangible assets	(406)	65	(1,029)	(206)
Other long-term assets	(2,684)	(2,274)	(75,755)	(3,309)
	(61,321)	(24,976)	(2,664,413)	(49,724)

Financing activities
Changes in bank loans	—	(26,947)	(15,000)	(22,397)
Changes in long-term debt	52,871	(5,638)	2,417,395	(10,869)
Issuance of capital stock (Note 5)	733	1,080	430,831	1,968
Dividends	(12,544)	(5,133)	(12,544)	(10,045)
	41,060	(36,638)	2,820,682	(41,343)
Foreign currency translation adjustments	(42,281)	5,073	(39,706)	3,945

Increase in cash and cash equivalents	76,576	17,384	163,603	8,606
Cash (bank overdraft), beginning of period	101,581	(17,051)	14,554	(8,273)
Cash, end of period	178,157	333	178,157	333

Additional cash flow information
Interest paid	14,983	3,467	17,832	7,313
Income taxes paid	1,269	11,714	45,769	18,067

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements

THE JEAN COUTU GROUP (PJC) INC.

Unaudited consolidated segmented information

(in thousands of US dollars)

The Company applied on a retroactive basis changes in its reportable segments determination. The impact of these changes is the aggregation of the franchising and real estate segments. The Company has now two reportable segments: franchising and retail sales. Within the segment of franchising, the Company carries on the franchising activity of the “PJC Jean Coutu” banner, operates a distribution centre and coordinates several other services for the benefit of its franchisees. The Company operates retail sales outlets selling pharmaceutical and other products under the “Brooks” and “Eckerd” banners.

The Company analyzes the performance of its operating segments based on their operating income before amortization, which is not a measure of performance under Canadian generally accepted accounting principles (“GAAP”); however, management uses this performance measure for assessing the operating performance of its reportable segments.

Segmented information is summarized as follows:

	Thirteen weeks ended November 27, 2004	Three months ended November 30, 2003	Twenty-six weeks Ended November 27, 2004	Six months ended November 30, 2003
	$	$ (restated)	$	$ (restated)
Revenues (1)
Franchising	365,715	317,544	678,248	593,024
Retail sales	2,331,162	440,089	3,355,296	882,467
	2,696,877	757,633	4,033,544	1,475,491
Operating income before amortization
Franchising	37,442	33,769	69,397	65,963
Retail sales	79,617	26,910	109,590	54,788
	117,059	60,679	178,987	120,751
Amortization
Franchising	3,461	2,491	6,657	4,864
Retail sales	53,033	7,652	75,955	15,166
	56,494	10,143	82,612	20,030
Operating income
Franchising	33,981	31,278	62,740	61,099
Retail sales	26,584	19,258	33,635	39,622
	60,565	50,536	96,375	100,721
Acquisition of capital assets and intangible assets (2)
Franchising	7,393	6,492	10,469	10,980
Retail sales	46,554	15,212	64,654	27,541
	53,947	21,704	75,123	38,521

(1) Revenues include sales and other revenues

(2) Excluding business acquisitions

	As at November 27, 2004	As at May 31, 2004
	$	$ (restated)
Total assets
Franchising	775,976	464,758
Retail sales	4,846,770	878,996
	5,622,746	1,343,754

THE JEAN COUTU GROUP (PJC) INC.

Unaudited additional information

(Tabular amounts are in thousands of US dollars except for shares, margins and network performances)

	As at November 27, 2004	As at May 31, 2004
	$	$
Capital assets, intangible assets and goodwill
Canada	308,907	254,661
United States	2,709,054	404,120
	3,017,961	658,781

	Thirteen weeks ended November 27, 2004	Three months ended November 30, 2003	Twenty-six weeks ended November 27, 2004	Six months ended November 30, 2003
	$	$	$	$
Revenus (1)
Canada	365,715	317,544	678,248	593,024
United States	2,331,162	440,089	3,355,296	882,467
	2,696,877	757,633	4,033,544	1,475,491

Gross margin
Canada	9.8%	9.3%	9.3%	9.5%
United States	24.7%	24.6%	24.5%	24.4%

Network performance - Retail sales
Canada (2)	542,912	477,615	1,024,973	928,603
United States	2,326,816	439,201	3,349,769	877,831
	2,869,728	916,816	4,374,742	1,806,434

Network performance - Retail sales
Pharmacy
Canada (2)	59%	57%	58%	56%
United States	73%	69%	73%	69%

Front-end
Canada (2)	41%	43%	42%	44%
United States	27%	31%	27%	31%

Number of outlets
Beginning of period	2,209	645	655	643
Openings	38	8	56	12
Acquisition	—	—	1,549	—
Relocations	(20)	(2)	(30)	(4)
Closings	(2)	—	(5)	—
End of period	2,225	651	2,225	651

	Thirteen weeks ended November 27, 2004	Three months ended November 30, 2003	Twenty-six weeks ended November 27, 2004	Six months ended November 30, 2003
Retail sales growth (3)
Total
Canada (2)	6.6%	6.9%	6.7%	7.1%
United States	429.8%	4.4%	281.6%	4.7%

Front-end
Canada (2)	1.4%	1.5%	1.7%	2.0%
United States	360.0%	4.6%	233.8%	3.9%

Pharmacy
Canada (2)	10.7%	10.9%	10.3%	11.4%
United States	460.7%	4.3%	303.0%	5.0%

Retail sales growth - same store (3)
Total
Canada (2)	6.1%	6.5%	6.1%	6.5%
United States	3.5%	4.4%	2.8%	4.6%

Front-end
Canada (2)	1.0%	1.4%	1.3%	1.6%
United States	0.6%	4.6%	(0.4)%	3.6%

Pharmacy
Canada (2)	10.2%	10.4%	9.6%	10.7%
United States	4.7%	4.3%	4.3%	5.0%

(1) Revenues include sales and other revenues

(2) Franchisee’s sales are not included in the Company’s consolidated financial statements

(3) Growth is calculated in local currency and is based on comparable periods

Non GAAP measures - Operating income before amortization (“OIBA”)

Operating income before amortization is not a measure of performance under Canadian generally accepted accounting principles (“GAAP”); however management uses this performance measure for assessing the operating and financial performance of its reportable segments. Besides, we believe that operating income before amortization is an additional measurement used by investors to evaluate operating performance and capacity of a company to meet its financial obligations. However, operating income before amortization is not and must not be used as alternative to net earnings (loss) or cash flow generated by operating activities as defined by Canadian GAAP. Operating income before amortization is not necessarily an indication that cash flow will be sufficient to meet our financial obligations. Further, our definition of operating income before amortization may not be necessarily comparable to similarly titles measures reported by other companies.

Net earnings (loss), which is a performance measure defined by Canadian GAAP, is reconciled below with operating income before amortization.

	Thirteen weeks ended November 27, 2004	Three months ended November 30, 2003	Twenty-six weeks ended November 27, 2004	Six months Ended November 30, 2003
	$	$	$	$

Net earnings (loss)	(3,994)	32,506	18,308	64,044
Interest on long-term debt	44,826	2,876	59,849	6,055
Unrealized loss (gain) on derivative financial instruments	(1,350)	—	884	—
Unrealized exchange loss on monetary items	19,746	—	20,100	—

Other financing expenses, net	822	446	920	1,374
Income taxes	515	14,708	(3,686)	29,248
Operating income	60,565	50,536	96,375	100,721
Amortization	55,591	9,321	80,886	18,411
Amortization of incentive paid to franchisees	903	822	1,726	1,619
Operating income before amortization	117,059	60,679	178,987	120,751

Non GAAP measures - Earnings before unrealized losses on financing activities

Earnings before unrealized losses on financing activities and earnings per share before unrealized losses on financing activities are non-GAAP measures. The Company believes that it is useful for investors to be aware of significant items of an unusual or non-recurring nature that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these items. The Company’s measures excluding certain items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Net earnings (loss) and earnings (loss) per share are reconciled hereunder to earnings before unrealized losses on financing activities and earnings per share before unrealized losses on financing activities.

	Thirteen weeks ended November 27, 2004	Three months ended November 30, 2003	Twenty-six weeks ended November 27, 2004	Six months ended November 30, 2003
	$	$	$	$
Net earnings (loss)	(3,994)	32,506	18,308	64,044
Unrealized loss (gain) on derivative financial instruments, net of income taxes	(932)	—	610	—
Unrealized exchange loss on monetary items, net of income taxes	19,746	—	20,100	—
Earnings before unrealized losses on financing activities	14,820	32,506	39,018	64,044

Earnings (loss) per share	(0.02)	0.14	0.07	0.28
Unrealized losses on financing activities, net of
income taxes	0.08	—	0.08	—
Earnings per share before unrealized losses on financing activities	0.06	0.14	0.15	0.28

Description of foreign currency balance sheet translation

Even though the Company’s reporting currency is US dollars, non-consolidated financial statements of the parent company and its subsidiaries are measured based on their respective functional currencies, which is US dollars for US operations and Canadian dollars for Canadian operations and corporate activities.

Assets and liabilities denominated in currencies other than an entity’s functional currency are translated according to the temporal method. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities at historical rates. All exchange gains and losses on monetary items are current in nature and are included in the statement of income.

The weakening of the US dollar against the Canadian dollar, from $0.7631 as at August 27, 2004 to $0.8493 as at November 27, 2004, resulted in the Company recording an unrealized exchange loss of $19.7 million during the second quarter of fiscal 2005. This loss is attributable to US dollar net monetary assets held by the parent company for the benefit of its US subsidiaries.

In order to avoid the impact of these foreign currency fluctuations in the future, the Company’s is in the process of reviewing these arrangements and their documentation in order to ensure that they are properly hedged against foreign exchange risk.